Exhibit 99.1

News Release	Contact: Felicia Ladin (808) 334-9455 investorrelations@cyanotech.com

Cyanotech Reports Financial Results for the First Quarter of Fiscal 2025

KAILUA KONA, Hawaii (August 7, 2024) — Cyanotech Corporation (OTCQB: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the first quarter of fiscal year 2025, ended June 30, 2024.

Commenting on the first quarter fiscal year 2025 results, Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said:

“This quarter’s net sales increased 15% as compared to prior year primarily due to increased sales of Astaxanthin in both our bulk and packaged markets. As we continue to expand our product offerings, we were excited to launch our Hawaiian Spirulina® gummies in May to complement the Astaxanthin gummy product.”

“Our growth in sales for the quarter was offset by a lower gross profit. Production has been at a low for the trailing six quarters resulting in higher costs which resulted in this gross profit decline. This strategic production management has allowed us to manage both spending and inventory to mitigate cash outflow. Now we turn our focus to meeting this changing demand with a well-managed increase in supply. We have preliminarily secured the financing to ensure we can meet market demand.”

“We feel positive about the future of our brand and the consumers interest for sustainable, high quality dietary supplements.”

First Quarter Fiscal 2025

Cyanotech reported net sales of $5,898,000 for the first quarter of fiscal 2025 compared to $5,146,000 for the first quarter of fiscal 2024, an increase of 14.6%. Gross profit was $1,476,000, with gross profit margin of 25.0%, compared to gross profit of $1,532,000, with gross profit margin of 29.8%. Operating loss for the first quarter of fiscal 2025 was $1,041,000 compared to operating loss of $1,209,000 in the same period of the prior year. Net loss for the current fiscal quarter was $1,202,000, or $0.17 per diluted share, compared to net loss of $1,369,000, or $0.22 per diluted share, for the same period of the prior year.

Trailing Twelve Months

For the trailing twelve months ended June 30, 2024, compared to the trailing twelve months ended June 30, 2023, net sales were $23,824,000 compared to $21,607,000, respectively. Gross profit was $5,889,000, with gross profit margin of 24.7%, compared to $6,473,000 and 30.0%. Net loss was $5,100,000, or $0.76 per diluted share, compared to net loss of $4,337,000, or $0.69 per diluted share.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended June 30, 2024 for more detailed information.

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— Cyanotech will host a virtual broadcast at 8:00 PM ET on Thursday, August 8, 2024 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) ET on Thursday, August 8, 2024. The Company will respond only to relevant questions relating to the Company’s first quarter fiscal 2025 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

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About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the first quarter fiscal 2025 ended June 30, 2024, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	June 30, 2024	March 31, 2024
ASSETS
Current assets:
Cash	$720	$707
Accounts receivable, net of allowance for credit losses of $11 as of June 30, 2024 and March 31, 2024	2,137	2,102
Inventories	6,961	7,313
Prepaid expenses and other current assets	551	469
Total current assets	10,369	10,591

Equipment and leasehold improvements, net	9,783	10,109
Operating lease right-of-use assets, net	4,156	4,284
Other assets	124	128
Total assets	$24,432	$25,112

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,311	$1,439
Accrued expenses	587	757
Customer deposits	278	198
Operating lease obligations, current portion	536	530
Short term debt - bank	1,120	1,240
Line of credit – related party	1,250	1,250
Current maturities of long-term debt, including $1,000 of related party debt as of June 30, 2024	4,080	3,140
Total current liabilities	10,162	8,554

Long-term debt – related party	—	1,000
Long-term operating lease obligations	3,610	3,744
Total liabilities	13,772	13,298

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,948,379 shares at June 30, 2024 and 6,947,246 shares at March 31, 2024	139	139
Additional paid-in capital	34,624	34,576
Accumulated deficit	(24,103)	(22,901)
Total stockholders’ equity	10,660	11,814
Total liabilities and stockholders’ equity	$24,432	$25,112

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Three Months Ended June 30,
	2024	2023

Net sales	$5,898	$5,146
Cost of sales	4,422	3,614
Gross profit	1,476	1,532

Operating expenses:
General and administrative	1,268	1,274
Sales and marketing	1,165	1,276
Research and development	84	191
Total operating expenses	2,517	2,741

Loss from operations	(1,041)	(1,209)

Interest expense, net	(161)	(160)

Loss before income taxes	(1,202)	(1,369)

Income tax expense	—	—

Net loss	$(1,202)	$(1,369)

Net loss per share:
Basic	$(0.17)	$(0.22)
Diluted	$(0.17)	$(0.22)

Shares used in calculation of net loss per share:
Basic	6,948	6,290
Diluted	6,948	6,290

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com